U N I T E D S T A T E S

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
	For the fiscal year ended	December 31, 2018

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
	For the transition period from	to

Commission file number	1-6887

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bank of Hawaii Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank of Hawaii Corporation
130 Merchant Street
Honolulu, Hawaii 96813

REQUIRED INFORMATION

Listed below are the financial statements and exhibits filed as part of the annual report.

A.	Financial Statements

	1.	Report of Independent Registered Public Accounting Firm
	2.	Statements of Net Assets Available for Benefits as of December 31, 2018 and 2017
	3.	Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2018 and 2017
	4.	Notes to Financial Statements
	5.	Schedule of Assets (Held at End of Year)

B.	Exhibits

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan.      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bank of Hawaii Retirement Savings Plan
(Name of Plan)

Date:	June 21, 2019	/s/ PETER S. HO
Peter S. Ho
Chairman of the Board, Chief Executive Officer, and President of Bank of Hawaii Corporation

/s/ DEAN Y. SHIGEMURA
Dean Y. Shigemura
Vice Chair and Chief Financial Officer of Bank of Hawaii Corporation

/s/ BRENT T. FLYGAR
Brent T. Flygar
Senior Vice President and Controller of Bank of Hawaii Corporation

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE Bank of Hawaii Retirement Savings Plan Years Ended December 31, 2018 and 2017 With Report of Independent Registered Public Accounting Firm

Bank of Hawaii Retirement Savings Plan

Financial Statements
and Supplemental Schedule

Years Ended December 31, 2018 and 2017

*All other financial schedules required by section 2520.103-10 of the U.S. Department of Labor's Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Plan Participants, the Plan Administrator and Audit & Risk Committee of
Bank of Hawaii Retirement Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Bank of Hawaii Retirement Savings Plan (the “Plan”) as of December 31, 2018 and 2017, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2018 and 2017, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Ernst & Young LLP
We have served as the Plan’s auditor since at least 1993, but we are unable to determine the specific year.
Honolulu, Hawaii
June 21, 2019

Bank of Hawaii Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2018	2017
	(In Thousands)
Assets
Investments, at fair value	$524,785	$581,473

Receivables:
Employer contributions	6,809	6,214
Notes receivable from participants	5,764	5,904
Total receivables	12,573	12,118

Net assets available for benefits	$537,358	$593,591

See accompanying notes to financial statements.

Bank of Hawaii Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2018	2017
	(In Thousands)
Additions (deductions)
Investment income (loss):
Interest and dividend income	$23,805	$16,191
Net appreciation (depreciation) in fair value of investments	(58,116)	61,603
Total investment income (loss)	(34,311)	77,794

Interest income on notes receivable from participants	283	258

Contributions:
Participants	12,086	11,487
Employer	11,706	11,002
Participant rollovers	888	797
Total contributions	24,680	23,286

Expenses
Benefit payments	(46,458)	(38,898)
Administrative expenses	(427)	(484)
Total expenses	(46,885)	(39,382)

Net increase (decrease)	(56,233)	61,956

Net assets available for benefits:
Net assets available for benefits at beginning of year	593,591	531,635
Net assets available for benefits at end of year	$537,358	$593,591

See accompanying notes to financial statements.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

1. Description of the Plan

The following description of the Bank of Hawaii Retirement Savings Plan (the “Plan”) provides only general information about the Plan’s provisions. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan for employees of Bank of Hawaii Corporation, and certain of its subsidiaries (collectively, the “Company”) who have at least 60 days of service. In addition, the Company provides matching contributions after completion of 12 months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Bank of Hawaii (the “Bank” or the “Plan Administrator”), a subsidiary of the Company, is the Plan administrator and plan sponsor. All assets of the Plan are held in trust by Vanguard Fiduciary Trust Company (“Vanguard”), as trustee, and all benefits are provided by such trust.

Contributions

Participating employees are allowed to contribute up to 50% of their eligible compensation (within federal limits) pre-tax or after-tax basis to the Plan. The Company makes matching contributions on behalf of participants equal to $1.25 for each $1.00 contributed by participants, up to 2% of the participants’ eligible compensation, and $0.50 for every $1.00 contributed by participants over 2%, up to 5% of the participants’ eligible compensation. A 3% fixed contribution and a discretionary value-sharing contribution, that is linked to the Company’s financial goals, are made regardless of whether the participating employee contributes to the Plan and are invested in accordance with the participant’s selection of investment options available under the Plan. Value-sharing contributions were approximately $2,800,000 for the year ended December 31, 2018, compared to $2,300,000 for the year ended December 31, 2017. Total employer and employee contributions are limited to certain maximum annual amounts, including those imposed under the Internal Revenue Code.

Participants direct their elective contributions into various investment options offered by the Plan and can change their investment options. The Company’s contributions are also invested as directed by the participants.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and the Company’s matching contributions and allocation of Plan earnings, and is charged with an allocation of administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. Allocations of administrative expenses are based on the participant’s account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Under current Plan provisions, participants are immediately vested in their accounts.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Forfeitures

Benefit payments, issued to participants by check, that are outstanding for more than 90 days are deemed to be forfeited and are moved into a forfeiture account. Forfeited amounts that are not used to restore amounts previously forfeited may be credited against employer contributions required for the calendar year. During the year ended December 31, 2018 and 2017, the forfeiture balances credited against employer contributions required for the plan year were approximately $10,000 and $5,000, respectively. As of December 31, 2018 and 2017, the cumulative forfeited vested amount to be used for future employer contributions was approximately $1,000 and $2,000, respectively.

Participant Loans

Participants are allowed to borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the current value of their account balance. Loan terms do not exceed five years unless the loan is used for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and are made at a reasonable rate of interest. Principal and interest is repaid ratably into the participant’s account through payroll deductions. No loans secured by Bank of Hawaii Corporation common stock are permitted.

Benefit Payments

A participant is entitled to allocations of the Company’s fixed and value-sharing contributions for the calendar year in which the participant terminated employment due to retirement, disability or death. For termination of employment prior to retirement (normal and early), disability or death, the participant’s vested account will be distributed as soon as practicable. For all accounts under the Plan that exceed $5,000, a distribution can only be made if the participant consents in writing to such a distribution. For the money purchase accounts, participants are entitled to receive the vested portion of their account in the form of a joint and survivor or life annuity or may elect to receive distribution in the form of a single lump sum payment. In case of death, beneficiaries may elect to receive distributions as a lump sum or as an annuity contract. Participants may also elect to defer distributions.

Benefits Payable

There were no benefits approved but not yet paid as of December 31, 2018 and 2017.

Administrative Expenses

Fees paid to the Plan’s trustee and other administrative expenses incurred in connection with the operation of the Plan are paid by the Company. Administrative expenses, including managed account fees, loan processing fees, and consulting fees and other expenses relating to purchases, sales, or transfers of the Plan’s investments are paid by the Plan.

Plan Termination

In the event that the Board of Directors of the Bank terminates the Plan, each member’s interest in the Plan will remain fully vested and non-forfeitable. The Board of Directors may require all participants and beneficiaries to withdraw such amounts in cash, in kind, in any other form or any combination thereof, as it may determine in its sole discretion.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

Payment of Benefits

Benefits are recorded when approved.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed as incurred. No allowance for credit losses has been recorded as of December 31, 2018 or 2017. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Investments

Investments are stated at fair value. Shares of mutual funds are valued at quoted market prices. The units of the collective trust fund are valued at the net asset value ("NAV") established by the fund’s sponsor on the last business day of the plan year based on the fair value of the underlying assets. Shares of Bank of Hawaii Corporation common stock are valued at the quoted market price at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

The net realized gain or loss on investments sold during the year and the unrealized gain or loss on investments held at year-end are reflected in the statements of changes in net assets available for benefits as net appreciation or depreciation in fair value of investments. The net realized gains and losses on investments sold is computed using the average cost method.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

Recent Accounting Pronouncements

In August 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2018-13, Fair Value Measurement: Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. This amendment to the Accounting Standards Codification Topic 820, Fair Value Measurement, requires disclosure of the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements for public entities. This amendment also removes the disclosure requirements for the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels and the valuation process for Level 3 fair valued measurements. Furthermore, for investments in certain entities that calculate net asset value, an entity is required to disclose the timing of liquidation of an investee's assets and the date when restrictions from redemption might lapse only if the investee has communicated the timing to the entity or announced the timing publicly. The amendment also clarifies that the measurement uncertainty disclosure is to communicate information about the uncertainty in measurements as of the reporting date. This amendment is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. An entity is permitted to early adopt any removed or modified disclosures and delay adoption of the additional disclosures until their effective date. The adoption of this standard is not expected to significantly impact the Plan’s financial statements.

In July 2018, the FASB issued ASU 2018-09, Codification Improvements, which, among other things, amends an illustrative example of a fair value hierarchy disclosure to indicate that a certain type of investment should not always be considered to be eligible to use the net asset value per share practical expedient. Also, it further clarifies that an entity should evaluate whether a readily determinable fair value exists or whether its investments qualify for net asset value per share practical expedient in accordance with ASC 820, Fair Value Measurement. Adoption of the amended guidance, which is to be applied prospectively, affects the fair value disclosures, but does not change the fair value measurement of the investments. This amendment is effective for annual periods beginning after December 31, 2018 for public business entities. The adoption of this standard is not expected to significantly impact the Plan’s financial statements.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements

Fair value measurements apply whenever GAAP requires or permits assets or liabilities to be measured at fair value either on a recurring or nonrecurring basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for an asset or liability in an orderly transaction between market participants at the measurement date. Fair value is based on the assumptions that management believes market participants would use when pricing an asset or liability. Fair value measurement and disclosure guidance established a three-level fair value hierarchy that prioritizes the use of inputs used in valuation methodologies. Management maximizes the use of observable inputs and minimizes the use of unobservable inputs when determining fair value measurements. Management reviews and updates the fair value hierarchy classifications of the Plan’s assets and liabilities on a quarterly basis. The three-level fair value hierarchy is as follows:

Level 1:
Inputs to the valuation methodology are quoted prices, unadjusted, for identical assets or liabilities in active markets. A quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available. A contractually binding sales price also provides reliable evidence of fair value.

Level 2:
Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; inputs to the valuation methodology include quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs to the valuation methodology that utilize model-based techniques for which all significant assumptions are observable in the market.

Level 3:
Inputs to the valuation methodology are unobservable and significant to the fair value measurement; inputs to the valuation methodology that utilize model-based techniques for which significant assumptions are not observable in the market; or inputs to the valuation methodology that requires significant management judgment or estimation, some of which may be internally developed.

In some instances, an instrument may fall into multiple levels of the fair value hierarchy. In such instances, the instrument’s level within the fair value hierarchy is based on the lowest of the three levels (with Level 3 being the lowest) that is significant to the fair value measurement. Our assessment of the significance of an input requires judgment and considers factors specific to the instrument.

The following describes the valuation techniques and inputs used for each major class of assets recorded at fair value.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV. The mutual funds held by the Plan are deemed to be actively traded.

Common stock: Valued at the closing price reported on the New York Stock Exchange on which the individual security is traded.

Collective trust: Valued at the NAV of units held by the Plan at year-end. The NAV, as provided by the issuer of the fund, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

The following tables set forth, by level within the fair value hierarchy, the Plan’s assets at fair value:

Assets Measured at Fair Value as of December 31, 2018:

(Dollars in Thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Mutual funds	$435,570	$—	$—	$435,570
Common stock	31,858	—	—	31,858
	$467,428	$—	$—	467,428
Collective trust valued at NAV(a)				57,357
Total assets at fair value				$524,785

Assets Measured at Fair Value as of December 31, 2017:

(Dollars in Thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Mutual funds	$476,432	$—	$—	$476,432
Common stock	44,380	—	—	44,380
	$520,812	$—	$—	520,812
Collective trust valued at NAV(a)				60,661
Total assets at fair value				$581,473

(a) This category includes a collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in synthetic investment contracts backed by high-credit-quality fixed income investments and traditional investments issued by insurance companies and commercial banks.

The collective trust can be transferred into a stock fund, a balanced fund, or a bond fund with an average duration of more than four years as often as the participant chooses; however, it must remain there for 90 days before transferring it into a short-term bond or money market fund.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

4. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the accompanying statements of net assets available for benefits.

5. Transactions and Agreements With Parties-in-Interest

Plan investments include shares of mutual funds and a collective trust fund managed by Vanguard, the trustee and recordkeeper of the Plan. Accordingly, transactions involving shares of such mutual funds and collective trust fund are considered party-in-interest transactions.

The Plan's investments also include shares of common stock of the Company. Transactions in shares of Bank of Hawaii Corporation common stock qualify as party-in-interest transactions under the provisions of ERISA. During the years ended December 31, 2018 and 2017, the Plan made purchases of $1,269,000 and $1,134,000, respectively, and sales of $6,083,000 and $3,900,000, respectively, of Bank of Hawaii Corporation common stock on behalf of its participants. At December 31, 2018 and 2017, the Plan held 473,231 and 517,851 shares of Bank of Hawaii Corporation common stock, respectively, representing 6% and 8%, respectively, of the total net assets of the Plan.

6. Tax Status

The Plan has received a determination letter from the Internal Revenue Service (the "IRS") dated November 1, 2017, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to receiving the determination letter, the plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes it is no longer subject to income tax examinations for years prior to 2015.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

7. Reconciliation of Financial Statements to Draft Form 5500

The following is a reconciliation of the statement of net assets available for benefits at December 31, 2018 and 2017 and the statement of changes in net assets available for benefits for the years ended December 31, 2018 and 2017 to the draft Form 5500 (in thousands):

	December 31,
	2018	2017
Net assets available for benefits per the financial statements	$537,358	$593,591
Adjustment from deemed distributions	(18)	(14)
Net assets available for benefits per the draft Form 5500	$537,340	$593,577

	Year Ended December 31,
	2018	2017
Net (decrease) increase in net assets available for benefits per the financial statements	$(56,233)	$61,956
Adjustment from deemed distributions	(4)	(8)
Total net (loss) gain per the draft Form 5500	$(56,237)	$61,948

Supplemental Schedule

Bank of Hawaii Retirement Savings Plan

EIN #99-0033900 Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
(Dollars in Thousands)

December 31, 2018

	Number
	of Shares/		Current
Description	Units	Cost	Value

Mutual funds
Vanguard Emerging Market Stock Index Fund	305,037	*	$7,367
Vanguard Explorer Admiral Fund	48,820	*	3,797
Vanguard Federal Money Market Fund	234,379	*	234
Vanguard High-Yield Corporate Fund	1,096,063	*	5,952
Vanguard Institutional Index Fund Plus	400,357	*	91,109
Vanguard Institutional Target Retirement 2015 Fund	480,029	*	9,908
Vanguard Institutional Target Retirement 2020 Fund	766,484	*	16,119
Vanguard Institutional Target Retirement 2025 Fund	1,280,134	*	27,100
Vanguard Institutional Target Retirement 2030 Fund	770,739	*	16,370
Vanguard Institutional Target Retirement 2035 Fund	937,298	*	19,964
Vanguard Institutional Target Retirement 2040 Fund	503,808	*	10,766
Vanguard Institutional Target Retirement 2045 Fund	402,779	*	8,624
Vanguard Institutional Target Retirement 2050 Fund	218,061	*	4,675
Vanguard Institutional Target Retirement 2055 Fund	135,785	*	2,919
Vanguard Institutional Target Retirement 2060 Fund	83,270	*	1,790
Vanguard Institutional Target Retirement 2065 Fund	709	*	14
Vanguard Institutional Target Retirement Income Fund	198,478	*	4,071
Vanguard International Growth Fund	363,871	*	28,826
Vanguard Mid-Cap Growth Fund	198,150	*	4,433
Vanguard Mid-Cap Index Fund	357,376	*	13,502
Vanguard Selected Value Fund	110,446	*	2,483
Vanguard Short-Term Index Fund	826,489	*	8,719
Vanguard Small-Cap Index Fund	164,249	*	10,384
Vanguard Total Bond Market Index Fund	2,234,612	*	23,352
Vanguard U.S. Growth Fund	137,990	*	11,994
Vanguard Wellington Admiral Fund	968,829	*	62,102
Vanguard Windsor Fund	636,458	*	38,996
Total mutual funds			435,570
All investments are with parties-in-interest to the Plan.
*Participant-directed investment; the disclosure of cost is not required.

Continued on following page

Bank of Hawaii Retirement Savings Plan

EIN #99-0033900 Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)
(Dollars in Thousands)

December 31, 2018

	Number
	of Shares/		Current
Description	Units	Cost	Value

Collective Trust
Vanguard Retirement Savings Trust III	57,356,497	*	$57,357

Common Stock
Bank of Hawaii common stock	473,231	*	31,858

Notes Receivable from Participants
Notes receivable from participants - interest rates ranging from 4.25% to 7.25%			5,764
			$530,549
All investments are with parties-in-interest to the Plan.

* Participant-directed investment; the disclosure of cost is not required.